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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25                SEC FILE NUMBER
                                                                 0-21900
                          NOTIFICATION OF LATE FILING          CUSIP NUMBER
                                                               86724Q 10 6

(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
          For Period Ended: September 30, 1998
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  REGISTRANT INFORMATION

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Full Name of Registrant: Sundance Homes, Inc.


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Former Name if Applicable
N/A

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Address of Principal Executive Office (Street and Number)
150 West Center Court

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City, State and Zip Code
Schaumburg, Illinois 60195

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PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a)  The reasons described in reasonable detail in Part III of this
[X] form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)  The accountant's statement or other exhibit required by Rule
[ ]          12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. See attached.

(Attach Extra Sheets if Needed)
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PART IV  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph R. Atkin                       847             255-5555
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         (Name)                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               [X] Yes  [ ]  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ]  No
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   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See attached.
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                             Sundance Homes, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       December 29, 1998             By:/s/ Joseph R. Atkin
            -----------------                -------------------
                                             Joseph R. Atkin, Vice President and
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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     Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 19 U.S.C. 1001)
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information which has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('232.201 or '232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ('232.13(b) of this chapter).

                             SUNDANCE HOMES, INC.
                             --------------------

                   Form 12b-25 With Respect to Annual Report
                 on Form 10-K for Year Ended September 30, 1998



                                   PART III

The subject annual report on Form 10-K for the fiscal year ended September 30, 1998 could not be filed without unreasonable effort or expense due primarily to the continuing negotiations between the Company and its three major lenders regarding the Company's Revolving Credit Loan Agreement. In addition, as described below, the Company has determined that it will be necessary to restate its financial results for the quarters ended December 31, 1997, March 31, 1998, and June 30, 1998. As a result, the Company will be unable to timely file its Annual Report on Form 10-K. The Company will file the subject annual report on or before the 15th calendar day following the prescribed due date.


                                  PART IV (3)

The Company's results of operations for the fiscal year ended September 30, 1998 are expected to change significantly from the results of operations reported for the fiscal year ended September 30, 1997. The Company has determined that it will be required to restate its quarterly financial statements for the quarters ended December 31, 1997, March 31, 1998, and June 30, 1998. These restatements will be necessary in order to reflect (i) The deferral of certain previously recognized parking unit sales and the applicable costs and (ii) the changes in construction estimates not recognized on a timely basis and (iii) a non-recurring, pre-tax charge of approximately $3.7 million to reflect the expensing of all previously capitalized deferred project start-up costs. This $3.7 million charge is being made in connection with the Company's early adoption of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", which requires the Company to expense project start-up costs as incurred. Furthermore, the Company has recorded a charge to earnings in fiscal 1998 of approximately $1.9 million to establish a reserve against the net deferred asset which resulted from the current year net operating loss.


The Company expects to report a net loss for fiscal 1998 in excess of $7,200,000, as compared with a net loss of $350,000 in fiscal 1997. Although the Company's net revenues for fiscal 1998 totaled approximately $131,500,000, a 21% increase over revenues of $108,745,000 reported for fiscal 1997, increases in cost of sales and selling expenses as a percentage of revenues and the non-recurring charge related to the accounting change described above negatively impacted earnings. Cost of sales increased from $95.9 million or 88% of sales in fiscal 1997 to approximately $120.0 million or 91% of sales in fiscal 1998. Selling expenses increased from $9.5 million or 8.8% of sales in fiscal 1998 to approximately $12.2 million or 9.2% of sales in fiscal 1998.